August 4, 2009

Sasha S. Parikh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form DEF14A filed April 30, 2009

File No. 1-33380

Dear Ms. Parikh:

This letter responds to a comment letter received from the United States Securities and Exchange Commission (herein referred to as the “Commission”) Division of Corporation Finance dated July 23, 2009 regarding the above referenced documents. In connection with this response, management of PharMerica Corporation acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our responses, which follow, it is important we provide some background information. PharMerica Corporation (“PharMerica”) was formed pursuant to a Master Transaction Agreement dated October 25, 2006, as amended between Kindred Healthcare, Inc. (“Kindred”) and AmerisourceBergen Corporation (“AmerisourceBergen” or “ABC”). In accordance with the Master Transaction Agreement Kindred and AmerisourceBergen through a series of transactions (collectively the “Pharmacy Transaction”), spun-off and combined their respective institutional pharmacy businesses, Kindred Pharmacy Services (“KPS”) and PharMerica Long-Term Care (“PharMerica LTC”) into a new, stand-alone, publicly traded company. The Pharmacy Transaction was consummated on July 31, 2007, and PharMerica began trading on the New York Stock Exchange on August 1, 2007.

It is important to note that for accounting purposes the Pharmacy Transaction was treated as an acquisition by KPS of PharMerica LTC with KPS being considered the accounting acquirer based upon the application of criteria specified in Statement of Financial

Accounting Standards SFAS No. 141, Business Combinations. Because KPS was determined to be the acquirer for accounting purposes, the historical financial statements of KPS became the historical financial statements of PharMerica. Accordingly, the financial statements of PharMerica prior to the Pharmacy Transaction reflect the financial position, results of operations and cash flows of KPS which was a wholly owned subsidiary of Kindred. Following the Pharmacy Transaction, the financial statements reflect the financial position, results of operation and cash flows of PharMerica. The results of operations of PharMerica LTC are included in the results of operations of PharMerica beginning August 1, 2007.

The following responses are related to your comments on PharMerica Corporation’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed with the Commission on February 5, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Note 1-Organization and Summary of Significant Accounting Policies

Derivative Instruments, page F-9

1.	In this note and in Note 5, you indicate that the fair value of the interest rate swap agreement is the amount at which it could be settled, based on estimates obtained from the counterparty. On page F-10 under “Fair Value of Financial Instruments” you state that the interest rate swap’s fair value is derived using a pricing model predicated upon observable market inputs. Please revise your disclosure to clarify how the fair value of your interest rate swap is determined. If it is determined based on estimates from the counter party, tell us what information you obtained and how you verify this information. If it is determined by using a pricing model using observable inputs, disclose those inputs.

Management’s response:

The interest rate swap fair value is determined based upon estimates received from J.P. Morgan (the “Counterparty”). On a quarterly basis PharMerica receives from the Counterparty a confirmation of the interest rate swap, which confirms the notional amount of the interest rate swap, the clean market value of the swap (Asset/Liability), the effectively hedged LIBO rate, and the current LIBO rate. In conjunction with the receipt of this confirmation from the Counterparty and in an effort to confirm the reasonableness of their valuation, PharMerica performs an internal analysis to determine the approximate fair value of the interest rate swap. PharMerica performs the internal analysis utilizing the effectively hedged LIBO rate and LIBO rate at the respective quarter end to perform this analysis (Source: Wall Street Journal). In all periods in which PharMerica has performed the internal analysis it has determined the Counterparty’s estimate to be reasonable, and has recognized the fair value of the interest rate swap as determined by the Counterparty for the period.

In addition, with the adoption of SFAS 157, PharMerica held a meeting with the Counterparty agent to further understand how the Counterparty was determining fair value. Through this meeting we determined the Counterparty was fair valuing the swap utilizing the income approach.

In PharMerica’s Form 10-Q for the quarterly period ended June 30, 2009 the disclosure has been revised to clarify how the fair value of the interest rate swap is determined, however please note the interest rate swap agreement expired July 31, 2009. The disclosure in the second quarter Form 10-Q was revised as follows:

Footnote 1: Fair Value of Financial Instruments

The Corporation’s Level 2 liabilities represent a derivative financial instrument (interest rate swap) and an unfunded obligation associated with a deferred compensation plan offered to eligible employees and Board Members of the Corporation. The interest rate swap is recorded at the amount at which it could be settled, based upon estimates obtained from the counterparty and internal analysis performed by the Corporation. The fair value of the liability associated with the deferred compensation plan is derived using pricing and other relevant information for similar assets or liabilities generated by market transactions. In accordance with FSP FAS 157-2, the Corporation will utilize the fair value framework as described in SFAS 157 when performing the annual goodwill impairment test and the valuation of assets acquired or liabilities assumed from any future business combinations. In addition, to the extent any triggering events occur related to intangible or other long-lived asset groups, the SFAS 157 fair value framework will be applied for the purpose of determining the amount of an impairment loss, if applicable.

Note 8-Integration, Merger Related Costs and Other Charges, page F-30

2.	You disclose here and elsewhere in your filing that during 2007 you performed a comprehensive assessment of the allowance for doubtful accounts estimation methodologies and reserve levels in light of your expectations around the ultimate collection of your accounts receivable balances. You indicate that you considered recent industry trends, changes in reimbursement sources and procedures, age of receivables and recent collection history in recording as a change in accounting estimate a $27.9 million increase in your allowance for doubtful accounts. It is evident from your September 30, 2007 Form 10-Q that this change in estimate was recorded during the third quarter of 2007. Please address the following comments:

a.	Please explain to us what factors changed during the third quarter of 2007 to warrant the increase in the reserve in this period. In your response, please specifically indicate why this adjustment was not warranted prior to the spin-off Pharmacy Transaction on July 31, 2007.

Management’s Response:

During the third quarter of 2007, the Company consummated the Pharmacy Transaction. At the time of the August 1, 2007 Pharmacy Transaction, PharMerica LTC and KPS employed differing methodologies to determine their respective allowances for doubtful accounts. Subsequent to the acquisition of PharMerica LTC by KPS, PharMerica management comprehensively assessed and concluded the adequacy of the combined recorded allowance for bad debts. Inherent in that assessment was an evaluation of the continuing appropriateness of the existing reserving policies separately employed by PharMerica LTC and KPS to establish the allowance for doubtful accounts which was reflective of the ultimate collectability of accounts receivable at the combined company. This evaluation considered all available information at the time of the assessment, and included, among other factors, a 21-month analysis of KPS’ (the accounting acquirer) collections to revenue minus bad debt expense. A significant component of the assessment was a detailed, customer-by-customer consideration of specific collection risks existing at the time of the assessment. Other factors considered in the assessment included the impact of acquisition-related employee turnover, including individuals in the collection department, and certain organizational realignment impacting the ultimate collectability of some receivables. Based upon this comprehensive assessment performed by PharMerica Management (“Management”), the decision was made to adopt the KPS accounting policies to determine the consolidated allowance for doubtful accounts, including its focus on specific evaluation of significant customers at each reporting period. Having determined the acquirer’s policy was the most appropriate for both legacy PharMerica LTC and KPS, it was applied to the July 31, 2007 accounts receivable balance, including consideration of all available information at the assessment date. As a result of that review, Management determined it was necessary to record an additional $27.9 million allowance for uncollectible accounts. The $27.9 million, attributable to acquired PharMerica LTC accounts, was charged to integration costs and other charges as the related revenue had never been recorded in the accounts of either PharMerica or its predecessor entity, KPS. Please note that PharMerica LTC’s financial results prior to July 31, 2007 were recorded in the books and records of its parent, ABC.

b.	Please explain to us what portion of the adjustment relates to the pre-spin businesses of Kindred Pharmacy Services and PharMerica Long-Term care.

Management’s Response:

The total amount of the $27.9 million increase in the allowance for doubtful accounts was related to the acquired receivables of PharMerica LTC as of July 31, 2007.

c.	Please explain to us why your classification of this adjustment as an “integration cost and other charges” on the face of the income statement is appropriate. In your response please explain why you did not include this change in estimate in selling, general and administrative expenses along with other bad debt expenses. Please reference for us the authoritative literature you rely upon to support your classification.

Management’s response:

PharMerica management believes that the classification of the adjustment on the face of the income statement is appropriate as integration cost and other charges for the following reasons:

The $27.9 million adjustment to the allowance for doubtful accounts is solely related to the acquired receivables of PharMerica LTC as of July 31, 2007.

The historical financial statements are those of KPS, the accounting acquirer, and the change in estimate is unrelated to the revenue and receivables previously reported.

Classification as selling, general and administrative expenses would suggest that the adjustment was related to the historical financial statements, when in fact it was related to the acquired entity, PharMerica LTC, whose financial statements have only been included since July 31, 2007. The adjustment was as of July 31, 2007, the date of acquisition.

The following response is related to your comment on PharMerica Corporation’s DEF14A filed with the Commission on April 30, 2009.

DEF14A

Compensation Discussion and Analysis

Annual Cash Incentives, page 18

3.	In the discussion of your annual incentive program, you disclose that the annual incentives for each of Mr. McKay, Mr. Caneris, Mr. Hernandez and Ms. Rutkowski were based 75% on achieving the company adjusted EBITDA target and 25% on individual performance. We further note that you disclose that each of the above Named Executive Officers met their respective individual performance goals. Please revise your disclosure to also identify what the specific individual goals were for each of these individuals. To the extent that these goals were quantifiable, please quantify the target level of performance.

Management’s response:

In consideration of the Commissions comment we will prospectively include the following disclosures, or similar disclosures based upon the applicable personnel, to be inserted as the last sentence of the penultimate paragraph on Page 18 of the 2009 Proxy Statement:

Ms. Rutkowski retired on August 15, 2008. The individual component of her annual incentive was not quantifiable. Mr. Hernandez’s annual incentive was based upon the implementation of a program to assess field management, hiring six management trainees, reducing the costs of the real estate program by 10% and on reducing health benefits costs by 5%. Mr. McKay’s annual incentive was based upon completing all pharmacy consolidating markets by December 2008, developing a sales pricing model, sales pricing approval process and customer communication process and solidifying third-party payor relationships. Mr. Caneris’ annual incentive was based upon developing an organization to run the day to day business of the legal, regulatory and government relations functions of the Company and to implement a process with respect to contract approval and signing, manage the compliance with the Company’s Corporate Integrity Agreement, restart the Company’s PAC and oversee the Company’s enforcement of its contracts.

Sincerely,

/s/ Michael J. Culotta
Michael J. Culotta
Executive Vice President and Chief Financial Officer